Form 1 Page 1 Execution Page	U.S. SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY) 07/24/19	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS
MAY CONSTITUTE CRIMINAL VIOLATIONS

SEC Mail Processing Section
JUL 25 2019
Washington DC
406

19004027

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: Cboe BZX Exchange, Inc.

2. Provide the applicant's primary street address (Do not use a P.O. Box):
400 South LaSalle Street
Chicago, Illinois 60605

3. Provide the applicant's mailing address (if different):

4. Provide the business telephone and facsimile number:
(913) 815-7000 (Telephone) (913) 815-7119 (Facsimile)

5. Provide the name, title and telephone number of a contact employee:
Kyle Murray (Name) Assistant General Counsel, Cboe BZX Exchange, Inc. (Title) (913) 815-7121 (Telephone Number)

6. Provide the name and address of counsel for the applicant:
Pat Sexton
400 S. LaSalle Street
Chicago, IL 60605

7. Provide the date that applicant's fiscal year ends: December 31

8. Indicate legal status of the applicant: X Corporation ___ Sole Partnership ___ Partnership ___ Limited Liability Company ___ Other (specify): ___

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
(a) Date (MM/DD/YY): 11/01/07 (b) State/Country of formation: Delaware/United States of America
(c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

EXECUTION:
The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete.

Date: 07/24/19 (MM/DD/YY) Cboe BZX Exchange, Inc. (Name of Applicant)

By: [signature] (Signature) Kyle Murray, Assistant General Counsel (Printed Name and Title)

Subscribed and sworn before me this 24th day of July (Month), 2019 (Year) by [signature] (Notary Public)

My Commission expires 08/04/19 County of Johnson State of Kansas

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

NOTARY PUBLIC - - State of Kansas
BIANCA STODDEN
My Appt. Exp. 08/04/19

Cboe

RECEIVED

2019 JUL 25 AM 11:32

TM

SEC
Mail Processing
Section
JUL 25 2019
Washington DC
406

July 24, 2019

Via Federal Express

Ms. Jeanette Marshall
Securities and Exchange Commission
Division of Trading and Markets
100 F Street, N.E.
Mail Stop 6628
Washington, DC 20549-0001

Re: ***Cboe BZX Exchange, Inc.***
Form 1 Amendment

Dear Jeanette:

On behalf of Cboe BZX Exchange, Inc. (or the "Exchange"), and in connection with the Cboe Form 1 that is on file with the Securities and Exchange Commission ("Commission"), enclosed please find one original and two copies of the Execution Page to Form 1 as well as the following exhibit[1]:

- Exhibit H (listing applications, including agreements required to be executed in connection with listing and a schedule of listing fees);

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace Exhibit H currently on file with the Commission. Please do not hesitate to contact me if you have any questions or require anything further.

Sincerely,

Kyle Murray
Assistant General Counsel
913-815-7121

Enclosures

[1] See Attachment for a comprehensive list of updates to Exhibit H

Cboe

Attachment

Summary of changes made to Exhibit H:

Listing Application and Related Forms for Exchange Traded Products:

- Added an Email field within the "Application Primary Contact" section (pg. 4)
- Updated language within the third "Managed Fund Shares Representations" in order to add a reference to Exchange Rule 14.11(i)(3)(B) (pg. 8)

Listing Application and Related Forms for Exchange Traded Products-New Series or Fund of a Cboe Listed Issuer:

- Added an Email field within the "Application Primary Contact" section (pg. 2)
- Updated language within the third "Managed Fund Shares Representation" in order to add a reference to Exchange Rule 14.11(i)(3)(B) (pg. 5)

Listing Application and Related Forms: Exchange Traded Notes

- Creation of this application is new

Exhibit H

Exhibit Request:

A complete set of documents comprising the applicant's listing applications, including any agreements required to be executed in connection with listing and a schedule of listing fees. If the applicant does not list securities, provide a brief description of the criteria used to determine what securities may be traded on the exchange. Provide a table of contents listing the forms included in this Exhibit H.

Response:

Attached please find the following documents:

A. Initial Listings

1. Listing Application and Related Forms for Exchange Traded Products
2. Listing Application and Related Forms for Exchange Traded Products-New Series or Fund of a Cboe Listed Issuer
3. Listing Application and Related Forms for Exchange Traded Notes

Cboe

Cboe BZX Exchange, Inc. Listing Application and Related Forms: Exchange Traded Products

To list an "exchange traded product" or "ETP" on Cboe BZX Exchange, Inc. a company must complete and submit all materials set forth below on the Listing Checklist to *listingapp@cboe.com* .

LISTING CHECKLIST **The following documentation is required to be submitted prior to launch:**		
Due 10 days prior to launch:		
☐	Completed and Executed Listing Application including signatures on the following:	
	☐	Corporate Governance Certification
	☐	Representation Affirmation
	☐	Exemptive Relief Letter
	☐	Exchange Listing Agreement
	☐	Mark Authorization Form
	☐	Shareholder Data Release Consent
☐	Fund Information Spreadsheet	
☐	Underlying Index Constituent Data (please include "as of" date) or Proposed Portfolio Data (if listing under Rule 14.11(i))	
☐	Board Resolution authorizing listing on Cboe BZX Exchange, Inc.	
☐	Index Methodology (N/A for actively managed funds)	
☐	Mark(s) and Web Description	
☐	Trust Document	
☐	By-Laws	
☐	Certificate of Good Standing dated within 90 days of launch	
☐	Firewall Letter (if applicable)	
Due 5 days prior to launch:		
☐	LMM Finalization	
Due 4 p.m. ET 3 days prior to launch date ***(delays in adherence to this timeline may cause postponement of launch):***		
☐	Form N-1A (Final *Effective* Registration Statement)	
☐	Form 8-A (Registration of Securities)	

All application materials sent to Cboe BZX Exchange, Inc. (the "Exchange") will be reviewed for completeness, deemed confidential and handled in a secure environment. Applications may be shared with the Securities and Exchange Commission (the "SEC") and other self-regulatory organizations, as necessary, to evaluate and process the application. The Exchange may request additional documentation in addition to what is listed in the Listing Checklist.

If you have questions on completing the Listing Application and related forms, you may direct them to *listingapp@cboe.com* or by telephone at 913-815-7101. Each reference herein to "Rule" is a Cboe BZX Exchange, Inc. Listing Rule, unless otherwise indicated.

GENERAL LISTING INFORMATION

GENERAL CORPORATE/TRUST INFORMATION	
Corporation/Trust Name (the "Company"):	
Address of Principal Executive Office:	
City, State, Zip:	
Phone:	Website:
State of Incorporation/Date of Incorporation:	
☐ Foreign Private Issuer	
SEC File Number:	
Standard Industrial Classification (SIC) Code:	
Central Index Key Number (CIK):	
FUND MANAGER/MANAGER TRUSTEE INFORMATION Please list the name and full title of the individual to be designated as the Fund Manager/Managing Trustee. Attach a separate sheet if the contact information for the individual differs from the Fund/Trust information provided above.	
Fund Manager/Manager Trustee:	
TRANSFER AGENT CONTACT INFORMATION The Transfer Agent must be a participant in a Direct Registration Program operated by a clearing agency registered under Section 17A of the Exchange Act.	
Company Name/Contact Person:	
Address:	
City, State, Zip:	
Phone:	Email:
SPONSOR INFORMATION	
Firm Name:	
Address of Principal Executive Office:	
City, State, Zip:	
Phone:	Website:

SPONSOR CONTACTS Please attach a separate sheet if the contact information for a designated person differs from the Sponsor Information provided above.	
Primary ETP Contact:	Email:
Chief Financial Officer:	Email:
General Counsel:	Email:
Billing Contact:	Email:
Product Manager:	Email:
DISTRIBUTOR CONTACT Please provide the following information regarding the Distributor.	
Firm Name:	
Contact Name:	
Address of Principal Executive Office:	
City, State, Zip:	
Phone:	Website:
ETP ADMINISTRATOR CONTACT Please provide the following information regarding the ETP Administrator.	
Firm Name:	
Contact Name:	
Address of Principal Executive Office:	
City, State, Zip:	
Phone:	Website:
BILLING INFORMATION Please provide contact information for purposes of billing for ETP Listings	
Firm Name:	
Billing Mailing Address:	
City, State, Zip:	
Billing Phone:	Billing Email Address:

Billing Contact(s):	Billing Contact Email Address (if different than email provided above):

APPLICATION PRIMARY CONTACT Please provide a primary contact for the purposes of processing this Listing Application.
Firm Name:
Contact Name:
Address of Principal Executive Office:
City, State, Zip:

Phone:	Email:

SECURITY INFORMATION
Name of Security:
Ticker Symbol(s):
Description:
☐ Initial Listing ☐ Listing Transfer Current listing market: ______________ Current ticker symbol: ______________ ☐ Other (please specify):
Rule Filing Number (if applicable):

Expected effective date of registration statement:	
Expected date of initial trading on the Exchange (launch date):	

Will the CUSIP number(s) be included in the file of eligible issues of a registered securities depository upon the commencement of trading?
☐ Yes ☐ No

COMPANY INFORMATION
Company Name:

Upon the Company's listing on the Exchange, the Company must comply with certain governance requirements of the Exchange, including, but not limited to:

Exemption – Rule 14.10(e)(1)(E): I hereby certify that the Company is a management investment company registered under the Investment Company Act of 1940, as amended, that is proposing to issue on the Exchange Index Fund Shares or Managed Fund Shares, as defined in Rules 14.11(c) and 14.11(i), respectively, and, as such, is exempt from the following corporate governance requirements:

(i) Independent Directors – Rules 14.10(c)(2)(A) and 14.10(c)(2)(B)
(ii) Audit Committee Charter – Rule 14.10(c)(3)(A) and Related Interpretation and Policy .04[2]
(iii) Audit Committee Composition – Rule 14.10(c)(3)(B)
(iv) Independent Director Oversight of Executive Officer Compensation – Rule 14.10(c)(4)
(v) Director Nominations – Rule 14.10(c)(5)(A)
(vi) Nominations Committee Charter or Board Resolutions – Rule 14.10(c)(5)(B)
(vii) Code of Conduct – Rule 14.10(d)

Related Party Transactions – Rule 14.10(h)(1): I hereby certify that the Company's audit committee or another independent body of the Company's board of directors conduct on an on-going basis an appropriate review and oversight of all related party transactions for potential conflict of interest situations, as required by Rule 14.10(h)(1). The term "related party transaction" refers to transactions required to be disclosed pursuant to Item 404 of Regulation S-K under the 1934 Act (or, in the case of non-U.S. issuers, the term "related party transactions" refers to transactions required to be disclosed pursuant to Form 20-F, Item 7.B).

AUTHORIZATION BY CORPORATE OFFICER I am a duly authorized officer of the Company. To the best of my knowledge and belief, the information provided on this Corporate Governance Certification is true and correct as of this date. I will promptly notify the Exchange of any material changes to the information provided herein.
Signature:
Print Name:
Title:
Company Name:
Telephone:
Email:
Date:

[2] Note, Index Fund Shares and Managed Fund Shares are still subject to the applicable requirements of Rule 10A-3 of the 1934 Act.

ADDITIONAL INFORMATION AND DOCUMENTATION

The fact that an applicant may meet the Exchange's numerical guidelines does not necessarily mean that its application will be approved. In connection with the review of any application, and as set forth in the Exchange's Listing Rules, the Exchange reserves the right to request additional information or documentation, public or non-public, deemed necessary to make a determination regarding a security's qualification for initial inclusion, including but not limited to, any material provided to or received from the SEC or other regulatory authority.

Please provide information in a separate attachment to this application if the Company must answer in the affirmative to the questions below.

Regulatory Proceedings/Litigation

☐ Check here if the Company can answer in the affirmative to the following:

With respect to the Company, its predecessors and its subsidiaries, the Company has engaged in inquiries, investigations, lawsuits, litigation, arbitration, hearings, or any other legal or administrative proceedings commenced within the past ten (10) years:

a) that are or were initiated or conducted by any regulatory, civil or criminal agency (including but not limited to the SEC, FINRA, PCAOB, state securities regulators, Commodities Futures Trading Commission, Department of Justice, state bar associations, state boards of accountancy, or any foreign regulatory, civil or criminal authority); or

b) in which claims material to the Company are or were asserted under federal and/or state securities, tax or bankruptcy laws; or

c) in which claims material to the Company are or were asserted otherwise alleging fraud, deceit or misrepresentation. To the extent that such items have been disclosed in the Company's SEC filings, the applicant may refer to and/or submit copies of the relevant SEC's filings in which such matters were disclosed in lieu of providing a detailed description.

In connection with all proceedings that have been concluded, please provide documentation, which reflects the final disposition of each proceeding. The Company should update Staff promptly of any and all material developments related to the matters identified in the response to these questions and should supplement its response if additional matters arise while its application is pending.

☐ Check here if the Company can answer in the affirmative to the following:

With respect to current executive officers, directors, and ten (10) percent or greater shareholders, the Company has engaged in inquiries, investigations, lawsuits, litigation, arbitration, hearings, or any other legal or administrative proceedings:

a) that are or were initiated or conducted by any regulatory, civil or criminal agency (including but not limited to the SEC, FINRA, PCAOB, state securities regulators, Commodities Futures Trading Commission, Department of Justice, state bar associations, state boards of accountancy, or any foreign regulatory, civil or criminal authority); or

b) in which claims are or were asserted otherwise alleging fraud, deceit or misrepresentation and seeking damages in excess of $100,000.

Note: With respect to the regulatory proceedings and litigation questions above, there is no limit on the time frame covered by the request.

Upon review of the information provided by the applicant, Staff may request additional information, such as copies of all court and administrative filings, and documents, which reflect the substance of the allegations of any proceedings described above, and the sanctions imposed, including but not limited to, complaints, indictments, opinions, orders, final judgments, letters of censure, consents, undertakings and SEC formal orders of investigation.

Bridge Financings, Shelf Registrations, Regulation S Offerings or Private Placements

☐ Check here if the Company has entered into any bridge financings, shelf registrations, Regulation S offerings, or private placements within the past six months. In a separate attachment to this application, describe the transactions in detail (i.e., date, price per share, discount, terms of conversion, the investors and their relationship to the company or other participants in the transactions), including the terms and conditions of any resale restrictions.

Direct Registration Program (Rule 14.7)

☐ Check here if the Company is eligible for a Direct Registration Program operated by a clearing agency registered under Section 17A of the Exchange Act, such as the one offered by The Depository Trust Company ("DTC"); and that the security to be listed is eligible for a Direct Registration Program, or will be on the commencement of trading on the Exchange, ***or*** the security is issued in book entry form only and is exempt from this requirement.

Board Resolutions Authorizing Issuance and Listing

☐ Check here if the Company has included with this application a board resolution authorizing issuance and listing or separate documentation representing authority to determine the appropriate primary listing Exchange for the Fund.

Continued Listing Standards Representation

☐ Check here if the Company affirms that it will advise the Exchange of any failure by the Fund or Funds to comply with the continued listing requirements applicable under Rule 14.11(c) (for Index Fund Shares) or 14.11(i) (for Managed Fund Shares) or, where the Fund or Funds are listed pursuant to a rule filing under Section 19(b) of the Act, the Company affirms that it will advise the Exchange of any failure by the Fund or Funds to comply with the continued listing requirements, which include all statements and representations made in the associated rule filing regarding the index composition, the description of the portfolio or reference assets, limitations on portfolio holdings or reference assets, dissemination and availability of index, reference asset, and intraday indicative values (as applicable), or the applicability of Exchange listing rules specified in the filing.

Index Fund Shares Representations

☐ Check here if the Company affirms that any internal advisory committee, supervisory board, or similar entity that advises or makes decisions on the index or portfolio composition, methodology and related matters, must implement and maintain, or be subject to, procedures designed to prevent the use and dissemination of material non-public information regarding the applicable index.

☐ Check here if an unaffiliated third party acts as the index provider for the fund(s) (the "Index Provider").

Please note that, to the extent that any unaffiliated third party acts as the Index Provider for the fund(s), the Company must attach a separate representation letter in which each Index Provider represents that any advisory committee, supervisory board, or similar entity that advises or makes decisions on the index or portfolio composition, methodology and related matters, implements and maintains, or is subject to, procedures designed to prevent the use and dissemination of material non-public information regarding the applicable index.

☐ Check here if the Company affirms that, upon listing, the Funds' Net Asset Value per share will be calculated daily and the NAV and portfolio holdings will be made available to all market participants at the same time.

☐ Please provide underlying index constituent data including CUSIP/ISIN/SEDOL and respective weight (sum total must equal 100%) in excel format.

Managed Fund Shares Representations

☐ Check here if the Company affirms that, to the extent that the investment adviser: (i) is currently affiliated with a broker-dealer, the investment advisor has implemented a fire wall with respect to its relevant personnel and such broker-dealer regarding access to information concerning the composition and/or changes to the portfolio; and (ii) becomes affiliated with a broker-dealer, the investment adviser will implement a fire wall with respect to its relevant personnel or broker-dealer affiliate regarding access to information concerning the composition and/or changes to the portfolio.

☐ Check here if the Company affirms that any personnel who make decisions on the fund's portfolio composition are subject to procedures designed to prevent the use and dissemination of material nonpublic information regarding the applicable portfolio.

☐ Check here if the Company affirms that, upon listing, the Funds' Net Asset Value per share will be calculated daily and the NAV and Disclosed Portfolio, including all applicable information as required under Rule 14.11(i)(3)(B), will be made available to all market participants at the same time.

☐ Please provide a sample portfolio including CUSIP/ISIN/SEDOL, number of units for each component (if applicable), and respective weight (sum total must equal 100%) in excel format.

Initial Shares Outstanding

☐ Check here if the Fund will have a minimum of 100,000 shares at start-up of trading.

AFFIRMATION	
(Name of Individual)	(Title)
(Company Name)	
hereby certify, to the best of my knowledge and belief, that the information contained in the application is true and correct, as of the date below, and will notify the Exchange promptly of any material changes.	
(Signature of Company Officer)	(Date)

Securities Exchange Act of 1934 Exemptive Relief

Indicate the No-Action Letter below Issuer will rely upon to achieve no-action/exemptive relief necessary to operate as a listed ETP of its type:

The following is a list of commonly cited no action/exemptive relief letters issued by the SEC's Division of Trading and Markets under the Securities Exchange Act of 1934. This list is provided for the convenience of the issuer and is not intended to suggest that the issuer is necessarily entitled to rely on any such referenced letter(s):

Letters for Exchange Traded Funds

- Letter dated November 21, 2005 (Section 11(d) and Extension of Class Relief)
- Letter dated October 24, 2006 (Class Relief Letter for ETFs)
- Letter dated April 9, 2007 (Class Relief Letter for Fixed Income ETFs)
- Letter dated June 27, 2007 (Combination ETFs)
- Revised Staff Legal Bulletin No. 9 (September 10, 2010)(for Actively Managed ETFs)
- Letter dated May 9, 2008 or Letter dated June 16, 2011 (regarding Section 11(d) for Actively Managed ETFs)(one but not both may be cited)

Letters for Other Security Types

- Letter dated June 21, 2006 (CurrencyShares; Commodity-Based Investment Vehicles)
- Letter dated January 19, 2006 (DB Commodity Index Tracking Fund)

If additional exemptive relief letters will be relied upon, please indicate the dates that those letters were or will be issued.

All conditions to the no-action/exemptive relief are required to be met upon commencement of trading on Cboe BZX Exchange,Inc.

Exchange Listing Agreement

This listing agreement ("Listing Agreement") should be executed and submitted by Companies seeking initial listing on the Cboe BZX Exchange, Inc. (collectively, with its affiliates, the "Exchange") or current Companies changing their name.

COMPANY NAME

("Company"), in consideration for the listing of its securities on the Exchange, hereby agrees with the Exchange that:

1. Company certifies that it understands and agrees to comply with all Exchange rules, as they may be amended from time to time, and pay all applicable listing fees when due.
2. Company agrees to promptly notify the Exchange in writing of any corporate action or other event that will cause Company to cease to be in compliance with Exchange listing requirements.
3. Company understands that the Exchange may remove its securities, pursuant to applicable procedures, if it fails to meet one or more requirements of Paragraphs 1-2.
4. Company understands that if an exception to any of the provisions of any of the Exchange rules has been granted by the Exchange, such exception shall, during the time it is in effect, supersede any conflicting provision of this Listing Agreement.
5. Company certifies that, no officer, board member or investment advisor has been convicted of a felony or misdemeanor relating to financial issues (e.g., embezzlement, fraud, theft) in the past ten (10) years. The term "officer" in the foregoing sentence is used as such term is defined by the Securities and Exchange Commission in Rule 16a-1(f) under the Securities Exchange Act of 1934, or any successor rule.

Exchange Warranties; Disclaimers of Warranties

6. For any goods or services provided to Company, the Exchange shall endeavor to provide them in a good and workmanlike manner. Beyond the warranties stated in this section, there are no other warranties of any kind, express, implied or statutory (including the implied warranties of merchantability or fitness for a particular use or purpose).

Limitation of Liability

7. In no event will the Exchange be liable for any trading losses, loss of profits, indirect, special, punitive, consequential, or incidental loss or damage, even if the Exchange has been advised of the possibility of such damages. If the Exchange is, for any reason, held liable for any of the above, the liability of the Exchange is limited:

   a) for goods and services for which Company is specifically charged, to the amount paid by Company for those goods or services during the twelve (12) months preceding the accrual of the claim; and

   b) in all other instances, to the amount of the annual listing fee paid by Company during the twelve (12) months preceding the accrual of the claim.

8. Notwithstanding the foregoing, the Exchange shall not be relieved from liability for damages that result from the Exchange's gross negligence or willful tortious misconduct, or from personal injury or wrongful death claims.
9. For goods and services provided under a separate written agreement, the limitation of liability provisions in that

agreement shall govern any claims relating to or arising from the provision of those goods and services.

10. Under no circumstances shall the Exchange have any liability for any third party's goods and/or services.
11. Company and the Exchange agree that these terms reflect a reasonable allocation of risk and limitation of liability.
12. The Listing Agreement shall be deemed to have been made in the United States, in the State of New York, and shall be construed and enforced in accordance with the laws of the State of New York, without reference to principles of conflicts of laws.

AUTHORIZATION BY CORPORATE OFFICER As an officer of the Company, I am authorized to execute this agreement on the Company's behalf.	
Signature:	Date:
Name:	Title:

CORPORATE SEAL
(Optional)

Note: Companies changing their name must also concurrently submit the *Notification: Change in Company Record.*

Cboe BZX Exchange, Inc.
Mark Authorization Form

This form should be completed by the owner ("Licensor") of the applicable corporate logos, trade name, and trade/service marks ("Marks") at the time of application for listing or to update Licensor's Marks and should be executed by both Licensor and Company, to the extent that Licensor and Company are different entities. Please complete this form and submit Marks according to the requirements described on the Artwork Requirements page. If Licensor plans to authorize Exchange use of more than one Mark, please include the relevant Mark/Trade Name and Registration Number (if registered) on a separate attachment to this form.

Submission-Please check appropriate box:

☐ Licensor Marks at time of application ☐ Updated Licensor Marks

Licensor Name:	
Company Name:	
Mark/Trade Name and Registration Number (if registered):	
Authorized Marks Release Contact Name and Title:	
Address:	
City, State, Zip:	
Phone:	Fax:
Email:	Website:
Artwork/Graphics Contact Name and Title:	
Phone:	Email:

Online instructions for establishing a link to the Exchange website may be found at: http://markets.cboe.com/.

("Licensor"), in consideration for the listing of the securities on the Exchange, hereby agrees with the Exchange that:

1. To the best of Company's and Licensor's knowledge, any trading symbol requested to be used by Company does not violate any trade/service mark, trade name, or other intellectual property right of any third party. Licensor agrees and understands that a trading symbol is provided to Company for the limited purpose of identifying Company's security in authorized quotation and trading systems and that Company and Licensor have no ownership rights in the trading symbol. The assignment and use of a trading symbol is governed by the National Market System Plan for the Selection and Reservation of Securities Symbols, as may be amended from time to time.

2. Licensor grants the Exchange a nonexclusive, nontransferable, limited license for the term of the Listing Agreement between the Company and the Exchange to use Licensor's Marks in order to publicize Company's listing on the Exchange, as well as to convey quotation information, transactional reporting information, and other information regarding Company in connection with the Exchange. In order to ensure the accuracy of the information, Licensor agrees to provide the Exchange with Licensor's current Marks as they may be amended from time to time. The Exchange acknowledges that Licensor is the owner of all right, title and interest in the Marks, the Exchange's use of the Marks inures to the benefit of Licensor, and the Exchange will not contest the validity of or otherwise impair Licensor's rights in the Marks. The Exchange also acknowledges Licensor's right to inspect and disapprove of the Exchange's ongoing use of the Marks and such inspection and disapproval may be conducted by the Company on behalf of the Licensor. This right in no way requires the Exchange to receive approval from Licensor or the Company prior to use of the Marks. Other than the rights granted here and in the Mark Authorization Form, the Exchange acknowledges that it has no other rights in Licensor's Marks.

3. Licensor agrees to hold harmless and indemnify the Exchange (and its officers, directors, employees and agents) against any and all claims and losses, including but not limited to costs and attorneys' fees, resulting from, suffered, or incurred as a result of any third party's claim or litigation relating to the infringement of any trade/service mark, trade name, or other intellectual property right related to or arising out of the Exchange's use of Licensor's Marks in accordance with the terms of this Mark Authorization Form.

AUTHORIZED LICENSOR SIGNATURE	
Signature:	Date:

AUTHORIZED COMPANY SIGNATURE	
Signature:	Date:

Cboe BZX Exchange, Inc.
Artwork Requirements

To help investors recognize companies listed on the Exchange, the Exchange uses company logos or marks, where appropriate, instead of trading symbols.

GUIDELINES FOR ARTWORK

1. Since the Exchange implements your logos or marks across varied media (with distinct requirements), all submissions must be in EPS (Encapsulated PostScript) format created in a vector drawing program (Adobe Illustrator or Macromedia Freehand).

2. Three versions of the company logos or marks are required (or six if both horizontal and vertical aspect versions are available):

   - 1 version in color
   - 1 version in color suitable for black background (required only if original logo or mark is not clearly visible on a black background)
   - 1 version in grayscale (for black and white print ads).

3. All fonts must be converted to outlines.

4. All required registered marks, trademarks and service marks should be part of the artwork.

5. No low-resolution flattened artwork in the following applications will be accepted: Adobe PageMaker or InDesign, Microsoft PowerPoint, Word or Excel, Corel Draw, or QuarkXpress.

SUBMITTING ARTWORK

Submit the completed and signed Authorization Form and all artwork and materials to *listingapp@cboe.com*.

Cboe BZX Exchange, Inc.
Issuer Description

This form should be completed at the time of application for listing or to update a previously provided description.

Please check appropriate box:

- ☐ Issuer description at time of application
- ☐ Updated issuer description

Cboe BZX Exchange, Inc.
Shareholder Data Release Consent

I hereby consent to the release of periodic shareholder count data by Broadridge Financial Solutions, Inc. to Cboe BZX Exchange, Inc., hereby referenced as "the Exchange," on all or some current or future issues listed on the Exchange.

We understand that this information will not identify any beneficial holder and will be used for regulatory purposes only.

Please sign and date below:	
I, (Name of Individual)	as (Title)
of (Corporation or Trust Name)	

Cboe

Cboe BZX Exchange, Inc. Listing Application and Related Forms: Exchange Traded Products-New Series or Fund of a Cboe BZX Exchange, Inc. Listed Issuer

To list an "exchange traded product" or "ETP" on Cboe BZX Exchange, Inc. that is a New Series or Fund of an issuer with securities currently listed on Cboe BZX Exchange, Inc., a company must complete and submit all materials set forth below on the Listing Checklist to *listingapp@cboe.com* .

LISTING CHECKLIST **The following documentation is required to be submitted prior to launch:**		
Due 10 days prior to launch:		
☐	Completed and Executed Listing Application including signatures on the following:	
	☐	Representation Affirmation
	☐	Exemptive Relief Letter
☐	Fund Information Spreadsheet	
☐	Underlying Index Constituent Data (please include "as of" date) or Proposed Portfolio Data (if listing under Rule 14.11(i))	
☐	Board Resolution authorizing listing on Cboe BZX Exchange, Inc.	
☐	Index Methodology (N/A for actively managed funds)	
☐	Certificate of Good Standing dated within 90 days of launch	
☐	Firewall Letter (if applicable)	
Due 5 days prior to launch:		
☐	LMM Finalization	
Due 4 p.m. ET 3 days prior to launch date ***(delays in adherence to this timeline will cause postponement of launch):***		
☐	Form N-1A (Final Effective Registration Statement)	
☐	Form 8-A (Registration of Securities)	

All application materials sent to Cboe BZX Exchange, Inc. (the "Exchange") will be reviewed for completeness. All applications are deemed confidential and are handled in a secure environment. Applications may, however, be shared with the Securities and Exchange Commission (the "SEC") and other self-regulatory organizations, as necessary, to evaluate and process the application.

The Exchange may request additional documentation in addition to what is listed in the Listing Checklist. If you have questions on completing the Listing Application and related forms, you may direct them to *listingapp@cboe.com* or by telephone at 913-815-7101. **Each reference herein to "Rule" is a Cboe BZX Exchange, Inc. Listing Rule, unless otherwise indicated.**

GENERAL LISTING INFORMATION

GENERAL IFORMATION	
Corporation/Trust Name (the "Company"):	
Address of Principal Executive Office:	
City, State, Zip:	
Phone:	Website:
State of Incorporation/Date of Incorporation:	
☐ Foreign Private Issuer	
SEC File Number:	
BILLING INFORMATION Please provide contact information for purposes of billing for ETP Listings	
Firm Name:	
Billing Mailing Address:	
City, State, Zip:	
Billing Phone:	Billing Email Address:
Billing Contact(s):	Billing Contact Email Address (if different than email provided above):
APPLICATION PRIMARY CONTACT Please provide a primary contact for the purposes of processing this Listing Application.	
Firm Name:	
Contact Name:	
Address of Principal Executive Office:	
City, State, Zip:	
Phone:	Email:
SECURITY INFORMATION	
Name of Security:	
Ticker Symbol(s):	
Description:	

☐ Initial Listing ☐ Listing Transfer Current listing market: ____________ Current ticker symbol: ______________ ☐ Other (please specify):	
Rule Filing Number (if applicable):	
Expected effective date of registration statement:	
Expected date of initial trading on the Exchange (launch date):	
Will the CUSIP number(s) be included in the file of eligible issues of a registered securities depository upon the commencement of trading?	
☐ Yes ☐ No	

ADDITIONAL INFORMATION AND DOCUMENTATION

The fact that an applicant may meet the Exchange's numerical guidelines does not necessarily mean that its application will be approved. In connection with the review of any application, and as set forth in the Exchange's Listing Rules, the Exchange reserves the right to request additional information or documentation, public or non-public, deemed necessary to make a determination regarding a security's qualification for initial inclusion, including but not limited to, any material provided to or received from the SEC or other regulatory authority.

Please provide information in a separate attachment to this application if the Company must answer in the affirmative to the questions below.

Regulatory Proceedings/Litigation

☐ Check here if the Company can answer in the affirmative to the following:

With respect to the Company, its predecessors and its subsidiaries, the Company has engaged in inquiries, investigations, lawsuits, litigation, arbitration, hearings, or any other legal or administrative proceedings commenced within the past ten (10) years:

a) that are or were initiated or conducted by any regulatory, civil or criminal agency (including but not limited to the SEC, FINRA, PCAOB, state securities regulators, Commodities Futures Trading Commission, Department of Justice, state bar associations, state boards of accountancy, or any foreign regulatory, civil or criminal authority); or

b) in which claims material to the Company are or were asserted under federal and/or state securities, tax or bankruptcy laws; or

c) in which claims material to the Company are or were asserted otherwise alleging fraud, deceit or misrepresentation. To the extent that such items have been disclosed in the Company's SEC filings, the applicant may refer to and/or submit copies of the relevant SEC's filings in which such matters were disclosed in lieu of providing a detailed description.

In connection with all proceedings that have been concluded, please provide documentation, which reflects the final disposition of each proceeding. The Company should update Staff promptly of any and all material developments related to the matters identified in the response to these questions and should supplement its response if additional matters arise while its application is pending.

☐ Check here if the Company can answer in the affirmative to the following:

With respect to current executive officers, directors, and ten (10) percent or greater shareholders, the Company has engaged in inquiries, investigations, lawsuits, litigation, arbitration, hearings, or any other legal or administrative proceedings:

a) that are or were initiated or conducted by any regulatory, civil or criminal agency (including but not limited to the SEC, FINRA, PCAOB, state securities regulators, Commodities Futures Trading Commission, Department of Justice, state bar associations, state boards of accountancy, or any foreign regulatory, civil or criminal authority); or

b) in which claims are or were asserted otherwise alleging fraud, deceit or misrepresentation and seeking damages in excess of $100,000.

Note: With respect to the regulatory proceedings and litigation questions above, there is no limit on the time frame covered by the request.

Upon review of the information provided by the applicant, Staff may request additional information, such as copies of all court and administrative filings, and documents, which reflect the substance of the allegations of any proceedings described above, and the sanctions imposed, including but not limited to, complaints, indictments, opinions, orders, final judgments, letters of censure, consents, undertakings and SEC formal orders of investigation.

Bridge Financings, Shelf Registrations, Regulation S Offerings or Private Placements

☐ Check here if the Company has entered into any bridge financings, shelf registrations, Regulation S offerings, or private placements within the past six months. In a separate attachment to this application, describe the transactions in detail (i.e., date, price per share, discount, terms of conversion, the investors and their relationship to the company or other participants in the transactions), including the terms and conditions of any resale restrictions.

Direct Registration Program (Rule 14.7)

☐ Check here if the Company is eligible for a Direct Registration Program operated by a clearing agency registered under Section 17A of the Exchange Act, such as the one offered by The Depository Trust Company ("DTC"); and that the security to be listed is eligible for a Direct Registration Program, or will be on the commencement of trading on the Exchange, ***or*** the security is issued in book entry form only and is exempt from this requirement.

Board Resolutions Authorizing Issuance and Listing

☐ Check here if the Company has included with this application a board resolution authorizing issuance and listing or separate documentation representing authority to determine the appropriate primary listing Exchange for the Fund.

Continued Listing Standards Representation

☐ Check here if the Company affirms that it will advise the Exchange of any failure by the Fund or Funds to comply with the continued listing requirements applicable under Rule 14.11(c) (for Index Fund Shares) or 14.11(i) (for Managed Fund Shares) or, where the Fund or Funds are listed pursuant to a rule filing under Section 19(b) of the Act, the Company affirms that it will advise the Exchange of any failure by the Fund or Funds to comply with the continued listing requirements, which include all statements and representations made in the associated rule filing regarding the index composition, the description of the portfolio or reference assets, limitations on portfolio holdings or reference assets, dissemination and availability of index, reference asset, and intraday indicative values (as applicable), or the applicability of Exchange listing rules specified in the filing.

Index Fund Shares Representations

☐ Check here if the Company affirms that any internal advisory committee, supervisory board, or similar entity that advises or makes decisions on the index or portfolio composition, methodology and related matters, must implement and maintain, or be subject to, procedures designed to prevent the use and dissemination of material non-public information regarding the applicable index.

☐ Check here if an unaffiliated third party acts as the index provider for the fund(s) (the "Index Provider").

Please note that, to the extent that any unaffiliated third party acts as the Index Provider for the fund(s), the Company must attach a separate representation letter in which each Index Provider represents that any advisory committee, supervisory board, or similar entity that advises or makes decisions on the index or portfolio composition, methodology and related matters, implements and maintains, or is subject to, procedures designed to prevent the use and dissemination of material non-public information regarding the applicable index.

☐ Check here if the Company affirms that, upon listing, the Funds' Net Asset Value per share will be calculated daily and the NAV and portfolio holdings will be made available to all market participants at the same time.

☐ Please provide underlying index constituent data including CUSIP/ISIN/SEDOL and respective weight (sum total must equal 100%) in excel format.

Managed Fund Shares Representations

☐ Check here if the Company affirms that, to the extent that the investment adviser: (i) is currently affiliated with a broker-dealer, the investment advisor has implemented a fire wall with respect to its relevant personnel and such broker-dealer regarding access to information concerning the composition and/or changes to the portfolio; and (ii) becomes affiliated with a broker-dealer, the investment adviser will implement a fire wall with respect to its relevant personnel or broker-dealer affiliate regarding access to information concerning the composition and/or changes to the portfolio.

☐ Check here if the Company affirms that any personnel who make decisions on the fund's portfolio composition are subject to procedures designed to prevent the use and dissemination of material nonpublic information regarding the applicable portfolio.

☐ Check here if the Company affirms that, upon listing, the Funds' Net Asset Value per share will be calculated daily and the NAV and Disclosed Portfolio, including all applicable information as required under Rule 14.11(i)(3)(B), will be made available to all market participants at the same time.

☐ Please provide a sample portfolio including CUSIP/ISIN/SEDOL, number of units for each component (if applicable), and respective weight (sum total must equal 100%) in excel format.

Initial Shares Outstanding

☐ Check here if the Fund will have a minimum of 100,000 shares at start-up of trading.

AFFIRMATION	
I, (Name of Individual)	as (Title)
of (Company Name)	
hereby certify, to the best of my knowledge and belief, that the information contained in the application is true and correct, as of the date below, and will notify the Exchange promptly of any material changes.	
(Signature of Company Officer)	(Date)

Securities Exchange Act of 1934 Exemptive Relief

Indicate method by which Issuer will achieve no-action/exemptive relief necessary to operate as a listed Exchange Traded Product of its type:

The following is a list of commonly cited no action/exemptive relief letters issued by the SEC's Division of Trading and Markets under the Securities Exchange Act of 1934. This list is provided for the convenience of the issuer and is not intended to suggest that the issuer is necessarily entitled to rely on any such referenced letter(s):

Letters for Exchange Traded Funds

A. Exchange Traded Funds
- Letter dated November 21, 2005 (Section 11(d) and Extension of Class Relief)
- Letter dated October 24, 2006 (Class Relief Letter for ETFs)
- Letter dated April 9, 2007 (Class Relief Letter for Fixed Income ETFs)
- Letter dated June 27, 2007 (Combination ETFs)
- Revised Staff Legal Bulletin No. 9 (September 10, 2010)(for Actively Managed ETFs)
- Letter dated May 9, 2008 or Letter dated June 16, 2011 (regarding Section 11(d) for Actively Managed ETFs)(one but not both may be cited)

Letters for Other Security Types

B. Other Security Types
- Letter dated June 21, 2006 (CurrencyShares; Commodity-Based Investment Vehicles)
- Letter dated January 19, 2006 (DB Commodity Index Tracking Fund)

If additional exemptive relief letters will be relied upon, please indicate the dates that those letters were or will be issued.

<u>All conditions to the no-action/exemptive relief are required to be met upon commencement of trading on Cboe BZX Exchange, Inc.</u>

Cboe

Cboe BZX Exchange, Inc.
Listing Application and Related Forms: Exchange Traded Notes

To list an "exchange traded product" or "ETP" on Cboe BZX Exchange, Inc. a company must complete and submit all materials set forth below on the Listing Checklist to *listingapp@cboe.com* .

LISTING CHECKLIST	
The following items are required for approval of listing:	
Due 10 days prior to launch	
☐	Completed and Executed Listing Application
	☐ Representation Affirmation
☐	Additional Information Spreadsheet
☐	Constituent Data Received and Tested Compliant
☐	Authorization of listing on Cboe BZX Exchange, Inc.
☐	Index Methodology
☐	Certificate of Good Standing dated within last 90 days
☐	Firewall Letter
☐	Copy of draft Prospectus Supplement
Due 5 day prior to launch	
☐	Finalization of LMM (if desired)
☐	Copy of updated draft of Prospectus Supplement
Due 24 hours prior to launch	
☐	Edgar link to finalized Prospectus Supplement
☐	Edgar link to finalized Form 8-A

All application materials sent to Cboe BZX Exchange, Inc. (the "Exchange") will be reviewed for completeness, deemed confidential and handled in a secure environment. Applications may, however, be shared with the Securities and Exchange Commission (the "SEC") and other self-regulatory organizations, as necessary.

The Exchange may request applicants to submit documentation in addition to what is listed in the Listing Checklist. If you have questions on completing the Listing Application and related forms, you may direct them to the Listing Qualifications Department via email at *listingapp@cboe.com* or by telephone at 913-815-7101. **Each reference herein to a "Rule" is a Cboe BZX Exchange, Inc. Listing Rule, unless otherwise indicated.**

GENERAL LISTING INFORMATION

GENERAL CORPORATE INFORMATION	
Corporation Name (the "Company"):	
Address of Principal Executive Office:	
City, State, Zip:	
Phone:	Website:
State and Date of Incorporation:	
☐ Foreign Private Issuer	
SEC File Number:	
Standard Industrial Classification (SIC) Code:	
Central Index Key Number (CIK):	
BILLING INFORMATION Please provide contact information for purposes of billing for ETP Listings	
Firm Name:	
Billing Mailing Address:	
City, State, Zip:	
Billing Phone:	Billing Email Address:
Billing Contact(s):	Billing Contact Email Address (if different than email provided above):
APPLICATION PRIMARY CONTACT Please provide a primary contact for the purposes of processing this Listing Application.	
Firm Name:	
Contact Name:	
Address of Principal Executive Office:	
City, State, Zip:	
Phone:	Email Address:

SECURITY INFORMATION

SECURITY INFORMATION	
Name:	
Ticker Symbol(s):	
Description:	
☐ Initial Listing ☐ Listing Transfer Current listing market: Current ticker symbol: _______________ ☐ Other (please specify):	
Rule Filing Number (if applicable):	
Expected effective date of Final Prospectus:	
Expected date of initial trading on the Exchange (launch date):	
Will the CUSIP number(s) be included in the file of eligible issues of a registered securities depository upon the commencement of trading?	
☐ Yes ☐ No	

Index Component Data

☐ Provide CUSIP/ISIN/SEDOL and respective weightings information of underlying index or reference asset as applicable (sum total must equal 100%) in excel format.

* Exchange may require updated data if submitted more than 15 business days prior to launch

Indicative Value Prices

Intraday and Closing Indicative Values (as applicable) dissemination contracted with:

ADDITIONAL INFORMATION AND DOCUMENTATION

The fact that an applicant may meet the Exchange's numerical guidelines does not necessarily mean that its application will be approved. In connection with the review of any application, and as set forth in the Exchange's Listing Rules, the Exchange reserves the right to request additional information or documentation, public or non-public, deemed necessary to make a determination regarding a security's qualification for initial inclusion, including but not limited to, any material provided to or received from the SEC or other regulatory authority.

Please provide information in a separate attachment to this application if the Company must answer in the affirmative to the questions below.

Regulatory Proceedings/Litigation

☐ Check here if the Company can answer in the affirmative to the following:

With respect to the Company, its predecessors and its subsidiaries, the Company has engaged in inquiries, investigations, lawsuits, litigation, arbitration, hearings, or any other legal or administrative proceedings commenced within the past ten (10) years:

a) that are or were initiated or conducted by any regulatory, civil or criminal agency (including but not limited to the SEC, FINRA, PCAOB, state securities regulators, Commodities Futures Trading Commission, Department of Justice, state bar associations, state boards of accountancy, or any foreign regulatory, civil or criminal authority); or

b) in which claims material to the Company are or were asserted under federal and/or state securities, tax or bankruptcy laws; or

c) in which claims material to the Company are or were asserted otherwise alleging fraud, deceit or misrepresentation. To the extent that such items have been disclosed in the Company's SEC filings, the applicant may refer to and/or submit copies of the relevant SEC's filings in which such matters were disclosed in lieu of providing a detailed description.

In connection with all proceedings that have been concluded, please provide documentation, which reflects the final disposition of each proceeding. The Company should update Staff promptly of any and all material developments related to the matters identified in the response to these questions and should supplement its response if additional matters arise while its application is pending.

☐ Check here if the Company can answer in the affirmative to the following:

With respect to current executive officers, directors, and ten (10) percent or greater shareholders, the Company has engaged in inquiries, investigations, lawsuits, litigation, arbitration, hearings, or any other legal or administrative proceedings:

a) that are or were initiated or conducted by any regulatory, civil or criminal agency (including but not limited to the SEC, FINRA, PCAOB, state securities regulators, Commodities Futures Trading Commission, Department of Justice, state bar associations, state boards of accountancy, or any foreign regulatory, civil or criminal authority); or

b) in which claims are or were asserted otherwise alleging fraud, deceit or misrepresentation and seeking damages in excess of $100,000.

Note: With respect to the regulatory proceedings and litigation questions above, there is no limit on the time frame covered by the request.

Upon review of the information provided by the applicant, Staff may request additional information, such as copies of all court and administrative filings, and documents, which reflect the substance of the allegations of any proceedings described above, and the sanctions imposed, including but not limited to, complaints, indictments, opinions, orders, final judgments, letters of censure, consents, undertakings and SEC formal orders of investigation.

Bridge Financings, Shelf Registrations, Regulation S Offerings or Private Placements

☐ Check here if the Company has entered into any bridge financings, shelf registrations, Regulation S offerings, or private placements within the past six months. In a separate attachment to this application, describe the transactions in detail (i.e., date, price per share, discount, terms of conversion, the investors and their relationship to the company or other participants in the transactions), including the terms and conditions of any resale restrictions.

Net Worth Representation (Rule 14.11(d)(2)(E))

☐ Check here if the Company has a minimum tangible net worth in excess of $250,000,000 and exceeds by at least 20%, the earnings requirements (set forth in paragraph 14.8(a)(b)(2) of the Rules of Cboe BZX Exchange, Inc. In the alternative, the Company has (i) a minimum tangible net worth of $150,000,000 and exceeds by at least 20% the earnings requirement set forth in paragraph 14.8(a)(b)(2) of the Rules of Cboe BZX Exchange, Inc., and (ii) has not issued securities where the original issue price of all the Company's other index-linked note offerings (combined with index-linked note offerings of the Company's affiliates) listed on a national securities exchange exceeds 25% of the Company's net worth.

Direct Registration Program (Rule 14.7)

☐ Check here if the Company is eligible for a Direct Registration Program operated by a clearing agency registered under Section 17A of the Exchange Act, such as the one offered by The Depository Trust Company ("DTC"); and that the security to be listed is eligible for a Direct Registration Program, or will be on the commencement of trading on the Exchange, or the security is issued in book entry form only and is exempt from this requirement.

Resolution Authorizing Issuance and Listing

☐ Check here if the Company has included with this application a resolution authorizing issuance and listing or separate documentation representing authority to determine the appropriate primary listing Exchange for the Note.

Index Provider Representation (if applicable)

☐ Check here if the Company affirms that the index is maintained by a broker-dealer.

Daily Calculation Representation

☐ Check here if the Company affirms that, upon listing, the current value of the index or the reference asset, as applicable, will be widely disseminated at least every 15 seconds during the Exchange's regular market session.

☐ Check here if the Company affirms that the current value of the index or the reference asset, as applicable, is not required to be disseminated at least every 15 seconds as provided in Exchange Rule 14.11(d)(2)(G)(ii) or (iii).

Non-Convertible Debt

☐ Check here if the Company affirms that the issue is non-convertible debt of the Company.

Redeemable Issue

☐ Check here if the Company affirms that the issue is redeemable at the option of holders thereof on at least a basis.
weekly

Aggregate Market Value or Principal Amount Outstanding

☐ Check here if the Company affirms that the principal amount outstanding of the security will be at least $4,000,000 on the first day of trading.

REPRESENTATION AFFIRMATION	
(Name of Individual)	(Title)
(Company Name)	
hereby certify, to the best of my knowledge and belief, that the information contained in the application is true and correct, as of the date below, and will notify the Exchange promptly of any material changes.	
(Signature of Company Officer)	(Date)

Securities Exchange Act of 1934 Exemptive Relief

Indicate the letter below Issuer will rely upon to achieve no-action/exemptive relief necessary to operate as a listed ETN of its type:

The following is a list of commonly cited no action/exemptive relief letters issued by the SEC's Division of Trading and Markets under the Securities Exchange Act of 1934. This list is provided for the convenience of the issuer and is not intended to suggest that the issuer is necessarily entitled to rely on any such referenced letter(s):

A. Exchange Traded Notes
   - Letter dated May 30, 2006 (iPath ETNs)
   - Letter dated July 27, 2006 (iPath ETNs)
   - Letter dated October 12, 2007 (Deutsche Bank AG ETNs)

B. Other Security Types
   - Letter dated June 21, 2006 (CurrencyShares; Commodity-Based Investment Vehicles)
   - Letter dated January 19, 2006 (DB Commodity Index Tracking Fund)

If additional exemptive relief letters will be relied upon, please indicate the dates that those letters were or will be issued.

All conditions to the no-action/exemptive relief are required to be met upon commencement of trading on Cboe BZX Exchange, Inc.

Cboe

August 2, 2019

Via Federal Express

Ms. Jeanette Marshall
Securities and Exchange Commission
Division of Trading and Markets
100 F Street, N.E.
Mail Stop 6628
Washington, DC 20549-0001

Re: ***Cboe C2 Exchange, Inc.***
Form 1 Amendment

Dear Jeanette:

On behalf of Cboe C2 Exchange, Inc. (or the "Exchange"), and in connection with the Cboe Form 1 that is on file with the Securities and Exchange Commission ("Commission"), enclosed please find one original and two copies of the Execution Page to Form 1 as well as the following exhibit[1]:

- Exhibit M (updated to provide a list of firms currently approved as members or other users of the Exchange)

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace Exhibit M currently on file with the Commission. Please do not hesitate to contact me if you have any questions or require anything further.

Sincerely,

Kyle Murray
Assistant General Counsel
913-815-7121

Enclosures

RECEIVED
2019 AUG -5 AM 11:17
SEC / TM

[1] See Attachment for a comprehensive list of updates to Exhibit M